May 12, 2026

George Hershman
Chief Executive Officer
SOLV Energy, Inc.
16680 West Bernardo Drive
San Diego, CA 92127

        Re: SOLV Energy, Inc.
            Draft Registration Statement on Form S-1
            Submitted May 07, 2026
            CIK No. 0002065636
Dear George Hershman:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Alexander D. Lynch, Esq.